UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-109686
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rockwood Specialties Group, Inc.
Full Name of Registrant

Former Name if Applicable

100 Overlook Center
Address of Principal Executive Office (Street and Number)

Princeton, NJ 08540
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is currently in the process of incorporating into its annual report on Form 10-K information obtained as a result of the registration process relating to the registration statement on Form S-1 of the Registrant’s parent company, Rockwood Holdings, Inc. filed with the SEC on February 11, 2005.  The Registrant believes that the public interest in disclosure is served by, if possible, incorporating such information into the Form 10-K so that the information contained in its Form 10-K is as current and complete as possible at the time it is filed.  Accordingly, its inability to timely file its Form 10-K cannot be eliminated.  The Registrant intends to file its Form 10-K as soon as the information necessary to complete it is available.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas J. Riordan	609	514-0300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant acquired the four specialty chemicals and advanced material businesses of Dynamit Nobel AG, based primarily in Germany, from mg technologies ag (the “Acquisition”), on July 31, 2004.  The Acquisition (purchase price of $1,968.5 million) was a substantial transaction for the Registrant.  As a result of the Acquisition, the Registrant added four new business segments; these segments are now four of its five largest net sales-generating segments.  Total net sales increased from $797.3 million during the year ended December 31, 2003 to $1,793.5 million (unaudited) during the year ended December 31, 2004.  Because of the ongoing process of incorporating additional information into the Form 10-K, the Registrant is unable to estimate operating income at this time.

Rockwood Specialties Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2005	By	/s/ Thomas J. Riordan
Thomas J. Riordan
Senior Vice President Law & Administration